SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

VISTACARE, INC.
(Name of Subject Company)

VISTACARE, INC.
(Name of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

92839Y109
(CUSIP Number of Common Stock)

Stephen Lewis
Vice President, Secretary, and General Counsel
VistaCare, Inc.
4800 North Scottsdale Road, Suite 5000
Scottsdale, Arizona 85251
(480) 648-4545
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With a copy to:

Frank Placenti, Esq.
Squire, Sanders & Dempsey, L.L.P.
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

		Page

Item 1.	Subject Company Information	1
Item 2.	Identity and Background of Filing Person	1
Item 3.	Past Contacts, Transactions, Negotiations and Agreements	2
Item 4.	The Solicitation or Recommendation	8
Item 5.	Persons/Assets Retained, Employed, Compensated or Used	20
Item 6.	Interest in Securities of the Subject Company	20
Item 7.	Purposes of the Transaction and Plans or Proposals	20
Item 8.	Additional Information	21
Item 9.	Exhibits	23
SIGNATURES		25
ANNEX I. Opinion of RA Capital Advisors, LLC		A-I-1
EX-99.(a)(2)
EX-99.(E)(2)(A)
EX-99.(E)(2)(B)
EX-99.(E)(2)(C)
EX-99.(E)(2)(D)
EX-99.(E)(2)(E)
EX-99.(E)(2)(F)
EX-99.(E)(2)(G)
EX-99.(E)(2)(H)
EX-99.(E)(2)(I)
EX-99.(E)(4)
EX-99.(E)(5)

i

Item 1.	Subject Company Information.

The name of the subject company is VistaCare, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 4800 North Scottsdale Road, Suite 5000, Scottsdale, Arizona 85251, and the Company’s telephone number at this address is (480) 648-4545.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s class A common stock, par value $0.01 per share (including the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of August 18, 2004, as amended as of the date hereof, between the Company and Computershare Trust Company, N.A., formerly known as EquiServe Trust Company, N.A. (the “Shares”)). As of January 14, 2008, there were 16,885,958 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

The filing person is the Company. The name, address and business telephone number of the Company are set forth in this Statement under “Item 1. Subject Company Information.”

This Statement relates to the tender offer by OHC Investment, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Odyssey HealthCare Holding Company (“Parent”), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO dated January 30, 2008 (as amended or supplemented from time to time, together with the annexes and exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser to purchase all of the Shares that are not currently owned by Parent or Purchaser at a purchase price of $8.60 per Share (the “Offer Price”), net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 30, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, are referred to herein collectively as the “Offer”). The Offer was commenced on January 30, 2008 and expires at 12:00 midnight, New York City time, on February 27, 2008 (the “Expiration Date”), unless it is extended in accordance with its terms. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn before the expiration of the Offer a number of Shares that, when taken together with the Shares, if any, beneficially owned by Parent, Purchaser or any of their affiliates, represents at least a majority of the total number of Shares outstanding on a fully diluted basis on the Expiration Date. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 15, 2008 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the completion of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as a direct wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share that is issued and outstanding immediately prior to the Effective Time (other than treasury Shares, Shares owned by Parent or any of its subsidiaries, and Shares owned by shareholders that have properly exercised appraisal rights under Section 262 of the Delaware General Corporation Law, as amended (the “DGCL”)), will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”), payable to the holder of those Shares after surrender of the certificate formerly representing the Shares, less any required withholding taxes. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

As set forth in the Schedule TO, the principal business address of each of Parent and Purchaser is 717 North Harwood Street, Suite 1500, Dallas, Texas 75201. The telephone number of Purchaser is 214-922-9711.

All information contained in this Statement or incorporated herein by reference concerning Parent, Purchaser or their affiliates or actions or events with respect to any of them, was provided to the Company by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3 or incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

For a description of certain contracts, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates, see the Company’s Amended Annual Report on Form 10-K/A for the fiscal year ended September 30, 2007, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 25, 2008, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is filed as Exhibit (e)(2) to this Statement and incorporated herein by reference, under the captions “Compensation Discussion and Analysis,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions.”

Arrangements with Current Executive Officers, Directors and Affiliates of the Company

Interests of Certain Persons

Certain members of management and the Board may be deemed to have certain interests in the transaction contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s shareholders generally. The Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s shareholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Cash Consideration Payable Pursuant to the Offer and the Merger

If the Company’s directors and executive officers were to tender the Shares that they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. The Company’s directors and executive officers are required to tender all of their Shares into the Offer pursuant to and in accordance with the terms of the Offer promptly, and in any event no later than the third business day following the commencement of the Offer, pursuant to the Stockholder Agreements (as defined below) to which each is a party.

Pursuant to the Merger Agreement, each outstanding Company stock option (“Company Stock Option”) that remains outstanding immediately prior to the Effective Time, whether or not the option is vested, will vest, be cancelled automatically and entitle the holder thereof to a cash payment (without interest and subject to any withholding taxes) by the Surviving Corporation. The amount payable for each such Company Stock Option shall be an amount equal to (i) the excess, if any, of (x) the Offer Price over (y) the exercise price per Share subject to such Company Stock Option, multiplied by (ii) the total number of Shares subject to the Company Stock Option immediately prior to the Effective Time.

Further, each award of restricted common stock granted under the Company stock plans, together with the associated rights (the “Restricted Shares”), that is issued and outstanding immediately prior to the date on which Purchaser accepts for payment all Shares validly tendered pursuant to the Offer (the “Acceptance Date”) will vest in full immediately prior to the Acceptance Date and, to the extent such Restricted Shares are validly tendered in the Offer, the beneficial owner of such Restricted Shares will receive the Offer Price pursuant to the terms of the Offer (the “Per Share Amount”). If such Restricted Shares are not validly tendered by the beneficial owner in the Offer, such Restricted Shares will be converted into the right to receive in cash an amount equal to the Per Share Amount at the Effective Time.

Stockholder Agreements

Concurrently with the execution of the Merger Agreement, and as a condition of Parent’s and Purchaser’s willingness to enter into the Merger Agreement, each of the directors and executive officers of the Company collectively owning approximately 5.9% of the Company’s outstanding Shares as of January 14, 2008, entered into stockholder agreements with Parent and Purchaser (the “Stockholder Agreements”), pursuant to which, among other things, the directors and executive officers have agreed to tender all of the Shares beneficially owned by them within three business days after commencement of the tender offer.

The foregoing summary of the Stockholder Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Stockholder Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Management Agreements and Change in Control Severance Agreements

Richard R. Slager, the Company’s President and Chief Executive Officer, is a party to a management agreement with the Company, under which he may be entitled to certain benefits upon a “change in control” (as defined in the management agreement). If Mr. Slager’s employment is terminated by the Company for any reason other than “cause,” death, or “disability,” or is terminated by Mr. Slager for “good reason” (each as defined in the management agreement) prior to a change in control, Mr. Slager will be entitled to (i) all accrued but unpaid salary, bonus and vacation pay, if any, to be paid within five (5) days after the date of his termination of employment; (ii) continued pay of Mr. Slager’s then current salary in bi-weekly installments until the first anniversary of his employment termination; (iii) continued health and life insurance benefits that Mr. Slager would have received had his employment by the Company not terminated or substantially the full equivalent coverage (or the full value in cash) for a period of one (1) year from the date of his termination of employment; and (iv) reimbursement for any legal fees and expenses incurred by him to enforce the provisions of the management agreement. If a change in control occurs and Mr. Slager’s employment is terminated by the Company for any reason other than cause within two (2) years following a change in control, Mr. Slager will be entitled to (i) all accrued but unpaid salary, bonus and vacation pay, if any, to be paid within five (5) days after the date of his termination of employment; (ii) a lump sum amount equal to three times Mr. Slager’s then current annual salary (which shall be paid to his estate in the event of his death), to be paid within thirty (30) days of his employment termination; (iii) continued health and life insurance benefits that Mr. Slager would have received had his employment by the Company not terminated or substantially the full equivalent coverage for a period of three (3) years (or the full value in cash); and (iv) reimbursement for any and all legal fees and expenses incurred by him to enforce the provisions of the management agreement. Mr. Slager will also receive, in addition to the other amounts provided for under the management agreement, a lump sum amount equal to the greater of the last bonus payment earned by him prior to his termination or his target bonus payment for the year in which his employment is terminated (which shall be paid to his estate in the event of his death), to be paid within thirty (30) days of his employment termination. Further, upon a change in control, regardless of whether Mr. Slager’s employment is terminated, all Restricted Shares granted to Mr. Slager and all options granted by the Company to Mr. Slager to purchase shares of the Company’s capital stock will immediately vest in full. Mr. Slager’s management agreement is filed as Exhibit (e)(2)(A) to this Schedule and is incorporated herein by reference.

Each of Henry L. Hirvela, the Company’s Chief Financial Officer; Stephen Lewis, the Company’s Secretary, Senior Vice President and General Counsel; James T. Robinson, the Company’s Chief Marketing Officer; John Crisci, the Company’s Chief People Officer; and Rosanne Berry, R.N., the Company’s Chief Compliance Officer, is a party to a management agreement with the Company, under which the executive may be entitled to certain benefits upon a “change in control” (as defined in the management agreement). If the executive’s employment is terminated by the Company for any reason other than “cause,” death or “disability,” or is terminated by the executive for “good reason” (each as defined in the management agreement) prior to a change in control, the executive will be entitled to (i) all accrued but unpaid salary, bonus and vacation pay, if any, to be paid within five (5) days after the date of his termination of employment; (ii) continued pay of the executive’s then current salary in bi-weekly installments until the first anniversary of his or her employment termination; (iii) continued health and life insurance benefits that the executive would have received had his or her employment by the Company not terminated or substantially the full equivalent coverage (or the full value in cash) for a period of one (1) year; and (iv) reimbursement for any and all legal fees and expenses incurred by the executive to enforce the provisions of the management agreement. If a change in control occurs and the executive’s employment is terminated by the Company for any reason other than cause or the executive’s death or disability, or is terminated by the executive for good reason, within two (2) years following a change in control, the executive will be entitled to (i) all accrued but unpaid salary, bonus and vacation pay, if any, to be paid within five (5) days after the date of his or her termination of employment; (ii) a lump sum amount equal to two times the executive’s then current annual salary, to be paid within thirty (30) days of his or her employment termination; (iii) continued health and life insurance benefits that the executive would have received had his or her employment by the Company not terminated or substantially the full equivalent coverage (or the full value in cash) for a period of two (2) years; and (iv) reimbursement for any and all legal fees and expenses incurred by the executive to enforce the provisions of the management agreement. In addition, if within two (2) years following a change in control the executive’s employment is terminated by the Company for any reason other than cause or the executive’s death or disability or is terminated by the executive for good reason and the executive is entitled to receive the payments and benefits described above, all options granted by the Company to the executive to purchase shares of the Company’s capital stock will immediately vest in full. Copies of the management agreement for each of Mr. Hirvela, Mr. Lewis, Mr. Robinson, Mr. Crisci, and Ms. Berry are filed as Exhibits (e)(2)(B), (e)(2)(C), (e)(2)(D), (e)(2)(E), and (e)(2)(F) respectively, to this Schedule and are incorporated herein by reference.

Each of Charlene Ross, R.N., Vice President, Patient Care Services; Jessica Hood, R.N., Senior Vice President, Operations; and Sharon Sheets, R.N., Vice President and General Manager, is party to a change in control severance agreement with the Company, under which the executive may be entitled to certain benefits upon a “change in control” (as defined in the change in control severance agreement). If a change of control occurs and the executive’s employment is terminated by the Company for any reason other than “cause,” death, or “disability” or is terminated by the executive for “good reason” (each as defined in the change in control severance agreement) within two (2) years following a change in control, the executive will be entitled to (i) all accrued but unpaid salary, bonus and vacation pay, if any, to be paid within five (5) days after the date of his or her termination; (ii) a lump sum amount equal to the executive’s then current annual salary, to be paid within thirty (30) days after the executive’s termination of employment; (iii) continued health and life insurance benefits that the executive would have received had his or her employment by the Company not terminated or substantially the full equivalent coverage (or the full value in cash) for a period of one (1) year; and (iv) reimbursement for any and all legal fees and expenses incurred by the executive to enforce the provisions of the change in control severance agreement. In addition, if within two (2) years following a change in control the executive’s employment is terminated by the Company for any reason other than cause or the executive’s death or disability or is terminated by the executive for good reason and the executive is entitled to receive the payments and benefits described above, all options granted by the Company to the executive to purchase shares of the Company’s capital stock will immediately vest in full. Copies of the change in control severance agreements for each of Ms. Ross, Ms. Hood and Ms. Sheets are filed as Exhibits (e)(2)(G), (e)(2)(H), and (e)(2)(I), respectively, to this Statement and are incorporated herein by reference.

Additional Employee Arrangements

Each of Debbie Davis Keith, R.N., Vice President and General Manager South Region, Ms. Hood, Ms. Ross and Ms. Sheets received retention bonus letters from the Company to continue their employment with the Company for a one-year period following a change in control. Pursuant to the terms of the retention bonus letter, each of Ms. Ross, Ms. Sheets and Ms. Keith will receive a $50,000 retention bonus, less applicable withholdings, in three installments while actively employed following a change in control. The first installment in the amount of $16,500 is payable upon a change in control. The second installment in the amount of $16,500 is payable on the date following six months after a change in control. The third installment of $17,000 is payable on the first anniversary of the change in control. Pursuant to the terms of Ms. Hood’s retention bonus letter, Ms. Hood will receive a $75,000 retention bonus, less applicable withholdings, in three installments while actively employed following a change in control. The first installment in the amount of $25,000 is payable upon a change in control. The second installment in the amount of $25,000 is payable on the date following six months after a change in control. The third installment of $25,000 is payable on the first anniversary of the change in control. If the employment of either Ms. Ross, Ms. Sheets, Ms. Keith or Ms. Hood is terminated by the new company following a change in control, each executive is entitled to receive compensation in accordance with their change in control severance agreement as well as any unpaid retention bonus installments. A voluntary termination of employment by Ms. Ross, Ms. Sheets, Ms. Keith or Ms. Hood following a change in control will result in a forfeiture of any unpaid retention bonus amount.

CEO Long-Term Incentive Plan

On October 1, 2006, the Company’s Compensation Committee granted Mr. Slager a long-term incentive award. Pursuant to the long-term incentive award, Mr. Slager will receive 50,000 Restricted Shares with the restrictions on the Restricted Shares to lapse upon satisfaction of the following conditions: (i) 17,500 Shares vest upon an achievement of fiscal year EBITDA of $25 million or more; (ii) 17,500 Shares vest upon the Company’s stock obtaining a $20 dollar or higher average trade price per share for twenty (20) consecutive trading days; (iii) 7,500 Shares vest upon achievement of fiscal year net revenue of $280 million or more; (iv) 7,500 Shares vest over three (3) years from the date of the award; and (iv) immediate vesting in the event of a sale or a change in control of the Company (as defined in Mr. Slager’s management agreement).

Indemnification of Executive Officers and Directors; Directors’ and Officers’ Insurance

The Merger Agreement contains provisions relating to the indemnification of and insurance for the Company’s and the Company’s subsidiaries’ directors and executive officers. Pursuant to the terms of the Merger Agreement, all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees of the Company or its subsidiaries as provided in their respective certificates of incorporation or by-laws or other organizational documents or in any agreement will survive the Merger and continue in full force and effect. For a period of six (6) years from the closing of the transactions contemplated by the Merger Agreement (the “Closing Date”), the Company will maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its subsidiaries’ certificates of incorporation and by-laws or similar organization documents as in effect on the date of the Merger Agreement or in any indemnification agreements of the Company or its subsidiaries with any of their respective directors, officers or employees, and will not amend, repeal or otherwise modify any such provisions in any manner that would materially and adversely affect the rights thereunder of any individuals who at the Closing Date were current or former directors, officers or employees of the Company or any of its subsidiaries. Further, Parent has agreed to cause the Company and its subsidiaries to honor the foregoing obligations.

In addition, pursuant to the terms of the Merger Agreement, after the Closing Date the Company will, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director or officer of the Company or any of its subsidiaries (each, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Closing Date (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company). However, the Company will not be liable for any settlement effected without either Parent’s or the Company’s prior written consent (which consent shall not be unreasonably withheld or delayed) and the Company will not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation, unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest that would make such joint representation inappropriate.

Pursuant to the terms of the Merger Agreement, the parties have agreed that for a period of six (6) years from the Closing Date, the Company will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries or provide substitute policies or purchase a “tail policy,” in either case of substantially the same coverage and amounts and containing terms and conditions that are not materially less advantageous in the aggregate than such policy with respect to matters arising on or before the Closing Date. However, after the Acceptance Date, the Company will not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of such coverage, but in such case will purchase as much coverage as reasonably practicable for such amount. Further, if, after the Effective Time, the Company purchases a “tail policy” and the same coverage costs more than 300% of such last annual premium, the Company will purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium. At the Company’s option, the Company may purchase prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Closing Date, so long as the cost of such tail policy does not exceed 300% of the last annual premium paid in respect of the current coverage. If the Company obtains such a tail prepaid policy, Parent will cause such policy to be maintained in full force and effect, for its full term.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Compensation Granted in Connection with the Company’s Strategic Alternatives

On May 4, 2007, the Board established the Special Committee (as defined below) to facilitate development of strategic alternatives. This committee consisted of four directors: James C. Crews, Jon M. Donnell, Jack A. Henry, and Pete A. Klisares and was chaired by Mr. Klisares. The same day, the Board authorized the following compensation structures for the committee members in consideration of acting in this capacity, to be paid in addition to the reimbursement of expenses and payment of all other fees incurred as members of the Board:

Fee	Amount($)

Monthly Stipend	$5,000 commencing May 2007
Committee Meeting Attendance	$750 per meeting attended
Committee Conference Call	375 per conference call
Committee Chair Fee	$125 per conference call

Compensation for Special Committee members was not and is not contingent on the committee approving or recommending the Offer or the Merger or any other strategic alternative or the consummation of the Offer, the Merger or any other strategic alternative. The Board considered, among other things, the complexities inherent in reviewing and considering strategic alternatives, the time expected to be required by the committee members, the need for the committee to evaluate a variety of matters and the publicly reported compensation of similar committees of the boards of other companies.

Arrangements with Parent, Purchaser or Their Affiliates

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company, Parent and Purchaser relating to the Offer.

The Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer contained in the Offer to Purchase, dated January 30, 2008, which is being filed as an exhibit to Schedule TO, under Section II. Purpose of the Offer; Plans for VistaCare, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts.

The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders.

The Confidentiality Agreement

In connection with the process leading to the execution of the Merger Agreement, the Company and Odyssey HealthCare, Inc., the sole shareholder of Parent (“Odyssey”), entered into a Confidentiality Agreement dated as of July 25, 2007 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, as a condition to being furnished confidential information by the Company, Odyssey agreed, among other things, to use such confidential information solely for the purpose of evaluating and negotiating a transaction between the Company and Odyssey. In addition, Odyssey agreed that, for a period of one (1) year from the date of the Confidentiality Agreement, it would not, without the prior written consent of the Company Board, (i) acquire, agree to acquire or make any proposal to acquire any securities or property of the Company or any of its affiliates, (ii) propose to enter into any merger, consolidation, or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates, (iv) form, join or in any way participate in a group with respect to any of the Company’s voting securities, (v) otherwise act, alone or in concert with others to seek control or influence the management, the Board or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vii) advise, assist or encourage any other persons in connection with any of the foregoing. Odyssey also agreed in the Confidentiality Agreement not to employ or solicit for employment any Company employee with whom Odyssey or its representatives first had direct contact as a result of Odyssey’s evaluation of a possible transaction with the Company, without the prior written consent of the Company, for a period of eighteen months from the date of the Confidentiality Agreement.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which is Exhibit (e)(4) to this Statement and is incorporated herein by reference.

Representation on the Company’s Board of Directors

The Merger Agreement provides that, after Purchaser has purchased and paid for at least a majority of the Shares pursuant to the Offer, Parent has the right to designate a number of the Company’s directors on the Board as will give Parent representation on the Board that is equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or their affiliates bears to the total number of Shares outstanding. Under the terms of the Merger Agreement, upon Parent’s request, the Company will either increase the size of the Board of Directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Parent’s designees to be so elected. However, until the Effective Time, the Board shall always have at least three directors who are (i) directors at the time of the execution of the Merger Agreement, and (ii) independent directors, within the meaning of the Federal Securities laws, (the “Independent Directors”). Following the time directors designated by Parent are elected or appointed to the Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (i) authorize any agreement between the Company and any of its Subsidiaries, on the one hand, and Parent, Purchaser and any of their affiliates (other than the Company and any of its Subsidiaries), on the other hand, (ii) amend or terminate the Merger Agreement on behalf of the Company, (iii) exercise or waive any of the Company’s rights or remedies under the Merger Agreement, (iv) extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement or (v) take any other action by the Company in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by the Company.

The foregoing summary concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Special Committee; Recommendation of the Board

The Board unanimously recommends that you accept the Offer, tender your Shares into the Offer, and, to the extent required by the DGCL, approve the Merger and adopt the Merger Agreement. On January 14, 2008, the Board, acting on the unanimous recommendation of the Special Committee (as defined below), among other things:

(i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, and declared the Merger Agreement advisable;

(ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and

(iii) recommended that the Company’s shareholders accept the Offer, tender their Shares into the Offer, and, to the extent required by the DGCL, approve the Merger and adopt the Merger Agreement.

In particular, the Board believes that the Offer offers premium value to the Company’s shareholders on an accelerated timetable, and is likely to be completed. A letter to the Company’s shareholders communicating the Board recommendation is filed herewith as Exhibit (a)(2) and is incorporated herein by reference in its entirety.

(a)	Background

The Company’s management and the Board have periodically explored and assessed strategic alternatives for the Company. On May 4, 2007, the Board formed Special Committee to interview investment banking firms identified by the Board to assist the Company in identifying such strategic alternatives and negotiate the terms of and enter into an agreement with such firm or firms (the “Special Committee”). On May 7, 2007, the Special Committee met and conducted two telephone conference calls to review the credentials presented by the firms, including RA Capital. At the conclusion of the May 7, 2007 meeting, the Special Committee determined that it was inclined to retain RA Capital, subject to the resolution of certain issues raised by the Special Committee.

On May 8, 2007, the Special Committee met to further discuss RA Capital’s proposed engagement. The Special Committee secured a commitment from RA Capital resolving certain terms of the engagement. Thereafter, the Special Committee unanimously agreed to retain RA Capital.

Also on May 8, 2007, the Board voted by unanimous written consent to grant additional duties and responsibilities to the Special Committee in connection with the Company’s consideration of strategic opportunities. As a result, the Special Committee was given the responsibility of investigating and recommending to the Board strategic alternatives to maximize shareholder value, including, but not limited to, restructuring the Company’s operations, acquisitions, dispositions, or other business combinations, recapitalizations, stock dividends, or any other approach, or combination of such approaches, that the Special Committee, in its discretion, determined to be advisable and in the best interest of the Company and its shareholders.

On May 9, 2007, in connection with the announcement of its second quarter results for fiscal 2007, the Company publicly disclosed that it was reviewing its strategic alternatives, including restructuring initiatives. The Board subsequently held a conference call on May 10, 2007 with RA Capital to discuss the Company’s May 9th announcement. Immediately following the conference call, at the instruction of the Special Committee, RA Capital contacted certain of the Company’s shareholders to assess their views with respect to strategic alternatives for the Company. RA Capital also met extensively with members of the Company’s management to review the Company’s operations and prospects. At a regularly scheduled meeting of the Board on May 17, 2007, RA Capital reported to the Board concerning shareholder input it had received and RA Capital’s preliminary observations and recommendations. Such recommendations included exploring the sale or merger of the Company while simultaneously pursuing a restructuring of the Company’s operations.

The Special Committee subsequently held a telephonic meeting with RA Capital on May 22, 2007 to discuss both initiatives. In addition to exploring strategic alternatives, including the sale or merger of the Company, the Special Committee directed RA Capital to work with the Company’s management team to develop an operational improvement restructuring plan. The restructuring plan was designed to increase the value of the Company to shareholders as well as to potential parties to a strategic transaction.

On May 31, 2007, the Special Committee met with RA Capital to discuss the progress of the restructuring plan and its potential sale process preparation. On June 5, 2007, the Special Committee met again to discuss RA Capital’s restructuring and sale process progress. RA Capital also presented its list of potential buyers, noting that it had already spoken with two of the potential buyers.

A joint meeting of the Board and the Special Committee was held on June 19, 2007 to address the Company’s restructuring plan. The Board reiterated its desire to continue dual tracks of implementing the restructuring plan and exploring other strategic alternatives for the Company. The restructuring plan included site closures, process improvements, a reduction in administrative expenses, and a reduction of patient care expense, all of which were intended to return the Company to profitability. The Board voted and approved the restructuring plan. During the remainder of the month of June 2007, RA Capital continued to assist the Company’s management with the restructuring plan while creating materials to support the parallel initiative to explore a sale or merger of the Company.

On June 27, 2007, the Special Committee held a telephonic meeting to discuss the financial impact of cost reduction actions called for by the restructuring plan in the third and fourth quarters. RA Capital also reported on the progress of the sale process, stating that additional names had been added to the list of companies that might be interested in a strategic transaction. RA Capital subsequently held a conference call with the Special Committee on June 28, 2007 to provide the Company with a restructuring plan and sale process update. Later that day, the Company’s management held an investor conference call in order to present the restructuring plan.

The Special Committee held another telephonic meeting on July 11, 2007 to review the Company’s progress with the restructuring plan and RA Capital’s progress on the sale process. RA Capital attended the Special Committee meeting to advise on the sale process, stating that it would begin contacting interested parties as early as July 13 or July 16, 2007 and that potential purchasers would be asked to confirm preliminary interest by August 3, 2007.

During July 2007, Mr. Richard Slager, the Company’s Chief Executive Officer (“Mr. Slager”), was contacted by Robert A. Lefton, Odyssey’s President and Chief Executive Officer (“Mr. Lefton”), whereby Mr. Lefton indicated Odyssey’s interest in engaging in discussions regarding a possible acquisition of the Company. On July 25, 2007, the Company and Odyssey entered into a confidentiality agreement with respect to a possible transaction, and RA Capital requested that Odyssey provide a preliminary non-binding indication of interest by August 10, 2007.

By August 10, 2007, RA Capital received preliminary non-binding indications of interest from five companies, including Odyssey. Odyssey’s preliminary non-binding indication of interest expressed an interest in acquiring all of the Shares of the Company at a price between $10.09 and $11.87 per Share, subject to due diligence and other conditions given the preliminary nature of Odyssey’s proposal.

A Special Committee call with RA Capital was held on August 13, 2007 to discuss the preliminary bids received. RA Capital provided all members of the Special Committee information outlining the terms of the five, non-binding proposals received by RA Capital and reviewed each proposal, providing additional background on the parties submitting the proposals. Discussions focused on the current business of the proposing party, the valuation of the transaction proposed, sources of financing identified by the party and any contingencies to the bids. RA Capital also discussed the main reasons stated by other parties for not submitting proposals, including their perception of the execution risk associated with implementing the Company’s restructuring plan, that the transaction was too large, and/or that there was insufficient geographic overlap with their current business.

RA Capital received a sixth preliminary bid on August 17, 2007. RA Capital and the Company’s management made detailed presentations concerning the Company’s operations and prospects to four of the six preliminary bidders, including Odyssey, throughout the remainder of the month of August.

A Special Committee telephonic meeting was held on August 31, 3007 with RA Capital to discuss reactions from potential bidders to the four management presentations. Mr. Slager noted that recent events in the financial market were likely creating downward pressure on the Company’s stock, influencing interested parties’ assessment of the value of a transaction involving the Company and reducing the amount of competition among the interested parties. Mr. Slager further asked the Special Committee to allow him to contact a few individuals believed by him to have a potential interest in a transaction involving the Company, but who, for various reasons, were not involved in the process to date. The Special Committee unanimously agreed it was in the best interest of the Company and its shareholders to bring any additional interested parties that may exist into the process. The Special Committee advised Mr. Slager that he was permitted to contact the parties he had identified under nine specified conditions designed to protect against any actual or potential conflicts of interest and to assure that Mr. Slager’s efforts were part of and not independent from the process being managed by RA Capital.

Also on August 31, 2007, the Special Committee received a report from RA Capital regarding comments received from interested parties. Most of the feedback received was related to the interested parties’ assessment of the Company’s restructuring efforts and prospects, their valuation of the Company and evaluation of the Company’s operations and management team. RA Capital also reported that one of the preliminary bidders had determined to drop out of the bidding process.

The Special Committee then reviewed a draft Agreement and Plan of Merger (“Agreement”) produced by the Company’s legal counsel, Squire, Sanders & Dempsey L.L.P. (“Squire Sanders”), to be provided to interested parties for their consideration. A representative from Squire Sanders reviewed and discussed the Agreement with the Special Committee. Following discussion, the Special Committee unanimously approved the draft Agreement for use in connection with the bidding process and the draft Agreement was distributed to interested parties.

RA Capital and the Company’s management team continued their management presentations with the remaining preliminary bidders in September 2007. Also in September, the Company’s management and RA Capital conducted preliminary discussions with Odyssey, including discussions on the initial draft of the Agreement. On September 27, 2007, RA Capital presented a report on the continuing sale process at a regularly scheduled meeting of the Board, and engaged in extensive discussions focused on: (i) progress and developments in the sale process; (ii) implementation of the restructuring plan and associated benefits and risks; (iii) comments received by RA Capital from the Company’s shareholders; and (iv) the feasibility of alternatives to a sale transaction.

On October 5, 2007, Odyssey submitted a non-binding written offer to the Board reflecting, among other things, a purchase price range of $120 million to $130 million, or a purchase price per Share ranging from approximately $7.01 to $7.60. The offer was accompanied by an exclusivity request from Odyssey. The Board considered, and ultimately rejected, Odyssey’s request for exclusivity, determining it would be imprudent at the time to grant exclusivity to any one bidder as there were still a number of active bidders involved in the process.

Throughout the remainder of October 2007, RA Capital and the Company’s management team delivered management presentations to the remaining preliminary bidders. By November 1, 2007, final bids were received from Odyssey and another party (“Party B”). Odyssey submitted a bid of $7.60 per Share. Party B submitted a bid of $8.25 per share. In response to a request by RA Capital to increase its bid, Odyssey increased its bid to $8.60 per share. RA Capital held a conference call with the Special Committee to discuss the two bids received on November 5, 2007. Subsequent to that meeting, Party B verbally indicated that it was increasing its offer to as high as $8.90 per share. However, at a later date and following additional due diligence, Party B subsequently reduced its contemplated verbal offer to $8.55 per share citing continued uncertainty surrounding the Company’s restructuring plan. A third bidder (“Party C”) verbally offered a price of $6.14 per share and was unwilling to raise its bid upon being informed that its bid was not competitive.

On November 8, 2007, RA Capital and Odyssey had a telephone conversation to discuss several items related to the draft Agreement. In addition, RA Capital informed Odyssey that the Board would be meeting on November 14, 2007, to discuss the proposed transaction and requested that Odyssey submit its initial comments to the draft Agreement for the Board’s consideration.

On November 11, 2007, at RA Capital’s request, Odyssey submitted its initial comments to the draft Agreement and an initial draft of the form of stockholder agreement to the Company.

On November 12, 2007, RA Capital informed Odyssey by email that the Company intended to distribute a revised draft of the draft Agreement to Odyssey by November 13th and it would be helpful if Squire Sanders could discuss Odyssey’s response to the revised draft of the Agreement with Odyssey’s General Counsel and Vinson &

Elkins L.L.P., Odyssey’s outside legal counsel (“Vinson & Elkins”), before the Company’s November 14th board meeting.

On November 13, 2007, the Company distributed a revised draft of the Agreement to Odyssey, and Odyssey and RA Capital telephonically discussed the additional due diligence that Odyssey would require from the Company if the Company decided to move forward with the proposed acquisition by Odyssey.

The Board met on November 14, 2007 to discuss the bidding activity. At that meeting, the Board received a presentation from RA Capital with respect to a restructuring update, the sale process, a shareholder update, and a review of existing strategic alternatives. During this presentation, the Company’s management noted that the estimated benefits of the restructuring plan would not be realized as soon as initially forecasted, and therefore, 2008 projected financial targets may be lower than forecasted. Also during this meeting, RA Capital updated the Board on its discussions to date with Odyssey, and Squire Sanders updated the Board on its preliminary discussions with Odyssey and Vinson & Elkins with respect to the draft Agreement.

On November 28, 2007, the Special Committee held a telephonic meeting to review and extensively discuss information it had received from the Company’s management and RA Capital, including: (i) valuations based upon various methodologies; (ii) current financial information; (iii) the current stock price; (iv) general and hospice market conditions; (v) the Company’s restructuring plan and variations from the plan; (vi) the bidders’ status, including the current state of on-going discussions with Odyssey; and (vii) timing of the remaining steps in the sale process.

The Special Committee held another telephonic meeting with RA Capital on November 30, 2007. RA Capital reported that Odyssey had rejected RA Capital’s request that Odyssey increase its offer price. RA Capital also reported that Odyssey required an exclusivity agreement to move forward with due diligence and a representative from Squire Sanders discussed considerations involved in entering into an exclusivity agreement. The Special Committee reviewed reasons for and against entering into Odyssey’s proposed exclusivity agreement, including (i) the fact that Odyssey was the highest active bidder in terms of price per share, (ii) Odyssey’s agreement to structure the transaction as a tender offer to be followed by a second-step merger versus the slower one-step merger proposed by Party B, (iii) the absence of a financing condition and (iv) agreement that the transaction would be subject only to customary conditions, including antitrust approvals. Following extensive discussion, the Special Committee unanimously entered into a resolution authorizing the Company to enter into an exclusivity agreement with Odyssey. On December 3, 2007, the Company entered into an exclusivity agreement with Odyssey for the period extending to December 23, 2007.

Between December 3, 2007 and January 15, 2008, numerous discussions were held among management of the Company, RA Capital and Squire Sanders, on the one hand, and Odyssey and Vinson & Elkins, on the other hand. These discussions included details of the structure of the transactions, the scope of representations, warranties and covenants contained in the potential merger agreement, the conditions under which Parent and Purchaser would be obligated to close a tender offer and subsequent merger, the Company’s ability to consider other acquisition proposals, the allocation of risk among the parties regarding clearance under the HSR Act, the respective termination rights of the parties, the amount and circumstances under which the Company would owe Parent a termination fee, and the amount and circumstances under which the Company and Parent would be obligated to reimburse the other party’s transaction expenses. In addition, during this time period, Odyssey’s management and representatives visited the Company’s headquarters located in Scottsdale, Arizona, and on December 10, 2007, representatives of Odyssey and Vinson & Elkins met with representatives of the Company, RA Capital and Squire Sanders in the Phoenix, Arizona offices of Squire Sanders.

At a meeting held December 18, 2007, the Special Committee discussed valuation of the Company and the potential tender offer price. The Special Committee also received an update from management on the status of the restructuring plan and current and anticipated financial results of the Company.

At a Board meeting on December 19, 2008, RA Capital delivered a presentation to the Board which focused on valuation of the Company and remaining diligence items requested by Odyssey. In addition, a representative from Squire Sanders led the Board in an attorney client privileged discussion regarding fiduciary duties, the key terms of the proposed transaction with Odyssey and associated issues. At this point the Board indicated its desire to move forward with the proposed transaction with Odyssey at the $8.60 per Share offer price (the “Offer Price”). On a Board call held December 20, 2007, the Board discussed certain remaining diligence items requested by Odyssey. In connection therewith, Odyssey required and the Board agreed on December 21, 2007, to extend the exclusivity period with Odyssey until January 8, 2008 in order to continue negotiations through the holidays. At the expiration of the extended exclusivity period on January 8, 2007, Odyssey again required and the Board subsequently agreed, to extend the exclusivity period with Odyssey through January 15, 2008.

On the morning of January 14, 2008, the Special Committee met to discuss entry into the Merger Agreement with Odyssey, and, by extension, Parent and Purchaser, and the transactions related thereto. The Special Committee was advised that the Board of Directors of Odyssey (the “Odyssey Board”) was prepared to meet later in the day to consider approval of entry into the Merger Agreement and the transactions contemplated thereby. The Special Committee engaged in extensive discussions regarding the potential benefits and risks of the proposed Offer with Odyssey to the Company and its shareholders. The Special Committee was also advised as to RA Capital’s opinion on the fairness of the contemplated transactions, from a financial point of view, to the Company shareholders that RA Capital was prepared to deliver to the Board. Following discussion, the Special Committee unanimously resolved to recommend to the Board that, (i) subject to satisfactory resolution of certain outstanding items in the Merger Agreement and (ii) pending approval of entry into the Merger Agreement and the transactions contemplated thereby by the Odyssey Board, the Company enter into the Merger Agreement and consummate the transactions contemplated thereby. The Special Committee also requested that RA Capital deliver to the Board, at a Board meeting to be held later that day, its opinion on the fairness of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, from a financial point of view, to the Company shareholders.

Later on January 14, 2008, the Board held a meeting to discuss entry into the Merger Agreement with Odyssey, and, by extension, Parent and Purchaser, and the transactions contemplated thereby. At that meeting, the Board was informed that the Odyssey Board had approved entry into the Merger Agreement and the transactions contemplated thereby and that Odyssey had confirmed its offer of $8.60 per Share. The approved Merger Agreement, as negotiated by the parties, contemplated, among other things, a two-step transaction in which the Purchaser would commence an Offer for all of the outstanding Shares of the Company, followed by a Merger in which all remaining shareholders of the Company, other than those exercising appraisal rights, would receive the same consideration. The Board was also informed of the Special Committee’s recommendation. Representatives from Squire Sanders reiterated to the Board the legal standards applicable to its decision-making process relative to the contemplated transaction, as previously presented to the Board at prior Board meetings, reviewed the provisions of the Merger Agreement and briefed the Board regarding resolution of several of the remaining open items in the Merger Agreement. The Board determined that the remaining outstanding items of relevance in the Merger Agreement had been satisfactorily resolved, and that any minor technical issues would be resolved the morning of January 15th. Thereafter, representatives of RA Capital delivered an oral opinion to the Board, confirmed by delivery of a written opinion, dated January 14, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in the opinion, the Offer Price was fair, from a financial point of view, to the Company’s shareholders. A copy of RA Capital’s opinion dated January 14, 2008, describing the assumptions made, matters considered and review undertaken by RA Capital is attached to this Statement as Annex I. The Board engaged in extensive discussions concerning the potential benefits and risks of the transactions contemplated by the Merger Agreement to the Company and its shareholders. After these discussions, the Board voted unanimously to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and to recommend the same to the Company shareholders as advisable.

During business hours on January 15, 2008, the Company and Odyssey, and by extension Parent and Purchaser, finalized the Merger Agreement, including resolution of all remaining issues, the disclosure schedules and other ancillary documents. After the close of the financial markets on January 15, 2008, the Company executed the Merger Agreement and the documents related thereto. Shortly thereafter, the Company and Odyssey each issued a press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of the Company by Odyssey.

(b)	Reasons for the Recommendation

The Special Committee, in making its recommendation to the Board, that (i) subject to satisfactory resolution of certain outstanding items in the Merger Agreement and (ii) pending approval of entry into the Merger Agreement and the transactions contemplated thereby by the Odyssey Board, the Company enter into the Merger Agreement and the transactions contemplated thereby, considered a number of factors, including, without limitation, the following:

Financial Considerations

•	The Offer Price to be paid in cash for each Share tendered in the Offer and each Share outstanding as of the Merger, which represented a 19% premium over the closing price per Share of $7.21 on January 11, 2008, the date immediately prior to the Board’s approval of the Merger Agreement and the transactions contemplated thereby, and a 18% premium over the closing price per Share of $7.31 on December 12, 2007, the date 30 days prior to January 11, 2008;

•	The fact that the Merger Agreement resulted from a competitive process in which the Offer Price was the highest price definitively offered by any party in the process;

•	The form of the Offer Price to be paid to Company shareholders in the Offer and the Merger is cash, which will provide certainty of value and liquidity to Company shareholders; and

•	The fact that Company shareholders will no longer bear the risks associated with the outcome of the Company’s restructuring plan.

Business Considerations

•	The Company’s results of operations and financial condition from September 30, 2005 through September 30, 2007;

•	The recent operating losses of the Company, including the fact that the Company had experienced operating losses, manifested in negative earnings before interest, taxes, depreciation and amortization (“EBITDA”) in six of the past seven quarters;

•	The Company’s current and projected future number of programs and inpatient units, its geographic scope, and its current and future projected patient census numbers;

•	The Company’s budget and forecast for the remainder of fiscal year 2008, and management’s additional forecasts for the years 2009 and 2010, and the ability of the Company to meet those forecasts;

•	The Company’s relative size, market position, access to capital and personnel compared to its competitors;

•	Prospects for completing accretive acquisitions over the next few years;

•	Comparable financial metrics of the Company’s competitors, to the extent known, and the prices at which competitors’ stocks trade;

•	Transactions in the markets in which the Company competes involving other companies, both privately held and publicly traded;

•	Risks and disruptions associated with continuing to implement the Company’s restructuring plan;

•	Views of the Company shareholders, as expressed to RA Capital, the Board and Company management; and

•	The business reputation of Odyssey and its management and the financial resources of Odyssey, and, by extension, Parent and Purchaser, which supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

Other Transactional Considerations

•	The terms and conditions of the Offer and the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the specified ability of the parties to terminate the Merger Agreement and the fact that (1) neither the Offer nor the Merger are subject to a financing condition, (2) the conditions to the Offer are specific and limited, and not within the control or discretion of Parent or Purchaser and are likely to be satisfied, and (3) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement, under certain circumstances, in order to approve an alternative transaction proposed by a third party that is a Superior Proposal (as defined in the Merger Agreement) upon the payment to Parent of a termination fee and expenses, and the belief that such termination fee was reasonable in the context of break-up fees that were payable in other comparable transactions;

•	Odyssey’s, and, by extension, Parent’s and Purchaser’s, financial condition and its ability to complete the Offer and the Merger;

•	The two-step structure of the transaction, which would enable Company shareholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by a second-step Merger in which Company shareholders who have not tendered their Shares in the Offer will receive the same cash price as is paid in the Offer; and

•	the likelihood and anticipated timing of completion of the Offer, in light of the scope of the conditions to completion.

The Board, in (a) determining that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders and that the Merger Agreement is advisable, (b) approving the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (c) recommending that the Company’s shareholders accept the Offer, tender their Shares into the Offer, and, to the extent required by the DGCL, approve the Merger and adopt the Merger Agreement, considered a number of factors, including, without limitation, the following:

•	The recommendation of the Special Committee;

•	Each of the factors listed above that were also considered by the Special Committee;

•	The Board’s fiduciary duties to act in the best interest of the Company and its shareholders; and

•	The fact that the Offer and the Merger Agreement and the transactions contemplated thereby were the product of arms-length negotiations between Parent and Purchaser and the Special Committee, none of whose members were employed by or affiliated with the Company (except in their capacities as directors of the Company) or Parent or Purchaser.

In addition to the above factors, in arriving at their recommendations and determinations set forth above, the Board and the Special Committee each considered the fairness opinion of RA Capital.

The foregoing discussion of information and factors considered and given weight by the Special Committee and the Board is not intended to be exhaustive, but is believed to include substantially all of the material factors, both positive and negative, considered by the Special Committee and the Board. In evaluating the transactions, the members of the Special Committee and the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company’s management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the transactions, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Special Committee and the Board may have given different weights to different factors.

Opinion of RA Capital

The Board retained RA Capital based on RA Capital’s experience and reputation, to act as the Company’s financial advisor in connection with its analysis and consideration of various strategic alternatives, including the proposed Offer and Merger, and deliver a fairness opinion in connection therewith. As part of its investment banking business, RA Capital routinely performs financial analyses with respect to businesses and their securities in connection with mergers and acquisitions.

In connection with RA Capital’s engagement, the Company requested RA Capital to evaluate the fairness, from a financial point of view, of the Offer Price that the Company shareholders would be entitled to receive in the Offer. On January 14, 2008, at a meeting of the Board held to consider the proposed Offer and Merger on the terms set forth in the draft Merger Agreement dated January 14, 2008, RA Capital delivered an oral opinion to the Board, confirmed by delivery of a written opinion, dated January 14, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in the opinion, the Offer Price was fair, from a financial point of view, to the Company shareholders.

The full text of RA Capital’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by RA Capital. RA Capital’s opinion is attached to this Statement as Annex I and is incorporated herein by reference. RA Capital’s opinion is directed only to the fairness, from a financial point of view, of the Offer Price pursuant to the proposed Offer and Merger, and does not address any other aspect of the Merger Agreement or the transactions contemplated thereby. The opinion was provided solely for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. RA Capital’s opinion does not address the merits of the underlying decision by the Company to enter into the Merger Agreement or the transactions contemplated thereby and does not constitute a recommendation to any Company shareholder as to how to vote or act with respect to any matters relating to the Offer or the Merger. Company shareholders are urged to read the opinion and consider it carefully in its entirety. The summary of RA Capital’s opinion below is qualified in its entirety by reference to, and should be reviewed together with, the full text of the opinion. It should be noted that, although subsequent developments after January 14, 2008 may affect the opinion, RA Capital does not have any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, RA Capital reviewed, among other information it deemed relevant:

•	a draft of the Merger Agreement, dated January 14, 2008;

•	publicly available information concerning the Company that RA Capital believed to be relevant to its analysis, including the annual reports on Form 10-K of the Company for the fiscal years ended September 30, 2006 and September 30, 2007 and quarterly reports on Form 10-Q of the Company for the quarters ended December 31, 2006, March 31, 2007 and June 30, 2007; and

•	certain internal financial and operating analyses and forecasts for the Company prepared by the Company’s management team, and which management had advised RA Capital were reasonable.

In addition, RA Capital:

•	reviewed the historical and current market price and trading activity of the Shares;

•	compared certain financial and stock market information for the Company to similar information for certain other companies with publicly traded securities;

•	participated in certain discussions and negotiations among representatives of the Company, Odyssey, and, by extension, Parent and Purchaser, and their legal advisors;

•	reviewed and analyzed the results of RA Capital’s efforts to solicit indications of interest and definitive proposals from third parties with respect to the purchase of all or a part of the Company; and

•	reviewed such other information and performed such other studies and analyses as it deemed relevant.

In connection with RA Capital’s opinion, it also held discussions with the Company’s senior management regarding their assessment of the strategic rationale for, and the potential benefits and challenges of, the transactions contemplated by the Merger Agreement and the past and current business operations, financial condition and future prospects of the Company.

In rendering its opinion, RA Capital relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial, accounting and other information that was publicly available or that was furnished by the Company or its management, or otherwise reviewed by RA Capital, and RA Capital did not assume any responsibility for independently verifying the accuracy or completeness of such information.

In that regard, RA Capital made certain assumptions, with the Company’s consent, including the following:

•	the Company’s financial analyses and forecasts provided to RA Capital were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management as to the expected future results of operations and financial condition of the Company;

•	the Offer, Merger and all other transactions contemplated by the draft Merger Agreement would be consummated as set forth in such Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft Merger Agreement provided to RA Capital; and

•	in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and Merger, no limitations, restrictions or conditions would be imposed that would have a material adverse effect on the Company, Parent or the consummation of the Offer or Merger.

RA Capital’s opinion was necessarily based upon information available to it, and financial, economic, market and other conditions as they existed, and could be evaluated, as of the date of the opinion. It should be understood that subsequent developments may affect RA Capital’s opinion and RA Capital does not have any obligation to update, revise, or reaffirm such opinion. RA Capital’s opinion is limited to the fairness, from a financial point of view, of the Offer Price to be received by Company shareholders in the proposed Offer, and RA Capital has expressed no opinion as to the fairness of the proposed Offer or Merger to, or any other consideration of, the holders of any other class of securities, creditors or other constituencies of the Company. The Company imposed no other instructions or limitations on RA Capital with respect to the investigation made or the procedures followed by it in rendering its opinion.

In preparing its opinion for the Board, RA Capital performed a variety of financial and comparative analyses, including those described below. The order in which the analyses are described does not represent the relative importance or weight given to the analyses performed by RA Capital. The summary of RA Capital’s analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and therefore, a fairness opinion is not susceptible to partial analysis or summary description. RA Capital’s analyses must be considered as a whole and selecting portions of the analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses and RA Capital’s opinion.

In its analyses, RA Capital made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and the industry generally, industry growth and the absence of any material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. No company, transaction or business used in RA Capital’s analyses as a comparison is identical to the Company or the proposed Offer or Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The estimates contained in RA Capital’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, RA Capital’s analyses and estimates are inherently subject to substantial uncertainty.

RA Capital’s opinion and financial analyses were only one of many factors considered by the Board in its evaluation of the proposed Offer and Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer, Merger or the Offer Price.

The following is a summary of the financial analyses underlying RA Capital’s opinion delivered to the Board on January 14, 2008 in connection with the Merger Agreement and the transactions contemplated thereby. In order to fully understand RA Capital’s financial analyses, the summarized range of values presented below must be read together with the text of each summary. The summarized range of values alone does not constitute a complete description of the financial analyses. Considering the summarized range of values below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RA Capital’s financial analyses.

Historical Stock Price Analysis

RA Capital reviewed the trading history of the Shares for the twelve- and three-month periods ending January 11, 2008. The high and low trading prices of the Shares for the twelve-month period ending January 11, 2008 were $10.70 and $6.18, respectively, and the high and low trading prices of the Shares for the three-month period ending January 11, 2008 were $7.91 and $6.20, respectively, compared to the Offer Price.

Selected Comparable Trading Market Analysis

Using publicly available information, RA Capital reviewed the financial, operating and stock market data of the following selected publicly traded companies in the hospice and home health services industries that RA Capital deemed to be relevant:

•	Almost Family, Inc.

•	Amedisys, Inc.

•	Gentiva Health Services, Inc.

•	LHC Group, Inc.

•	Odyssey HealthCare, Inc.

For each selected company, RA Capital computed the multiple of firm value, which consists of the market value of the company’s equity as of January 11, 2008, plus the company’s net debt, to projected 2008 calendar year EBITDA. RA Capital also calculated the projected price-to-earnings ratio for each selected company for the 2008 calendar year, which consists of the price per share as of January 11, 2008 divided by 2008 estimated calendar year earnings per share, defined as net income excluding certain non-recurring expenses divided by the fully diluted shares outstanding. The financial data for the selected companies was based on the most recently available consensus of equity research analysts’ estimates for calendar year 2008. All multiples were based on closing stock prices as of January 11, 2008, the last trading day prior to the date of the meeting of the Board to consider the Merger Agreement and the transactions contemplated thereby. Based on the multiples of firm value computed, RA Capital calculated a median multiple of firm value to estimated 2008 EBITDA of 8.0x.

In addition, based on the price to earnings multiple computed, RA Capital derived a median multiple of price to estimated 2008 earnings of 14.8x. These multiples were then applied to the Company management’s estimates of fiscal 2008 EBITDA and earnings per share to yield a preliminary valuation per share of the Company. RA Capital then applied a 21% restructuring risk discount to the calculated values to account for the additional risk factors underlying the Company’s 2008 projected results due to their previously announced comprehensive financial and operational restructuring plan. This restructuring risk discount rate was derived by comparing the trading multiples relative to their peers for selected public companies undergoing a restructuring as of January 11, 2008. Specifically, U.S. public companies with market capitalizations between $50 million and $5 billion which had announced a major restructuring in the latest twelve months ended January 11, 2008, excluding biotechnology and pharmaceutical companies since not all companies in these categories had sales figures, were included in the analysis. A firm value to sales multiple was utilized for the selected companies in this analysis; a firm value to EBITDA multiple was not used because many of the companies in the selected group of companies undergoing a restructuring had negative EBITDA. This analysis yielded an implied per share equity reference range for the Company of approximately $5.70 to $7.30 per share, as compared to the Offer Price.

RA Capital also conducted a similar analysis of applying median peer trading multiples to the Company’s projected 2008 financial results, but utilized the consensus of equity research analysts’ estimates for 2008 EBITDA and net income for the Company in lieu of management estimates, and did not discount such resulting share price by the restructuring risk discount. Using consensus of equity research analyst estimates in this secondary analysis was intended to be a proxy for investors’ views on the inherent risk of the restructuring plan. This resulted in a lower valuation than included herein and thus provided further support for the fairness of the Offer Price to the Company shareholders from a financial point of view.

Implied Per Share Equity Reference Range
for the Company	Offer Price

$5.70 - $7.30	$8.60

Selected Comparable Transactions Analysis

Using publicly available information, RA Capital reviewed the following selected transactions of hospice providers with disclosed transaction values greater than $25 million that occurred during the five years ended January 11, 2008:

Date
Acquiror	Target	Announced

• Sunrise Senior Living Inc.	• Trinity Hospice, Inc.	• August 2, 2006
• Gentiva Health Services Inc.	• The Healthfield Group, Inc.	• January 1, 2006
• Beverly Enterprises, Inc.	• Hospice USA, LLC	• May 27, 2004
• Lifepath Hospice and Palliative Care, Inc.	• Good Shepherd Hospice of Mid-Florida Inc.	• May 26, 2004
• Chemed Corporation	• VITAS Healthcare Corporation	• December 19, 2003

RA Capital focused on the transactions above given, among other things, that the target companies involved in such transactions had operating businesses comparable to those of the Company. RA Capital calculated the latest-twelve-months EBITDA transaction value multiples for the selected transactions by dividing the publicly announced value of each selected transaction by the latest-twelve-month EBITDA of the target company prior to the announcement of the transaction, which yielded a reference range of 9.6x to 11.8x EBITDA based on a range around the median multiple for the group of selected transactions listed above. RA Capital then derived an implied equity reference range for the Company by applying the range of selected multiples derived from the selected transactions to the Company management team’s projected EBITDA for the fiscal year 2008. The financial period of fiscal year 2008 was selected because the Company’s latest twelve months EBITDA results were negative, and applying a multiple to historically negative results would not result in a meaningful valuation metric. In order to provide a proper comparison, the resulting implied equity ranges for fiscal 2008 were, therefore, discounted one (1) year using the Company’s weighted average cost of capital. Finally, a 21% restructuring risk discount was applied to the preliminary valuation range, as previously described above, to account for the additional risk factors underlying the Company’s 2008 projected results due to their previously announced comprehensive financial and operational restructuring plan. This analysis yielded an implied per share equity reference range for the Company of approximately $7.30 to $8.60 as compared to the Offer Price.

RA Capital also conducted a similar analysis of applying the specified range of peer transaction multiples to the Company’s projected 2008 financial results and discounting such equity range by one (1) year to provide a proper comparison, but utilized the consensus of equity research analysts’ estimates for 2008 EBITDA for the Company in lieu of management estimates, and did not discount such resulting share price by the restructuring risk discount. Using consensus of equity research analyst estimates in this secondary analysis was intended to be a proxy for investors’ views on the inherent risk of the restructuring plan. This resulted in a lower valuation than included herein and thus provided further support for the fairness of the Offer Price to the Company shareholders from a financial point of view.

Implied Per Share Equity Reference Range
for the Company	Offer Price

$7.30 - $8.60	$8.60

Discounted Cash Flow Analysis

RA Capital performed a discounted cash flow analysis of the Company management team’s projected financial results to calculate the estimated present value of the stand-alone, after-tax, free cash flows that the Company would be expected to generate over the forecasted period ending September 30, 2012 and the firm value of the Company at the end of that period. RA Capital applied a range of terminal value multiples of 8.0x to 10.0x to the Company’s fiscal year 2012 estimated ending EBITDA. The present value of the cash flows to equity holders and terminal values for each case were calculated using an equity discount rate of 37%, that was calculated based upon an analysis of the Company’s weighted average cost of capital plus an additional restructuring risk discount rate of 21%, as previously described above, to account for the additional risk factors underlying the Company’s projected results due to its previously announced comprehensive financial and operational restructuring plan. This analysis indicated an implied per share equity reference range for the Company of approximately $9.60 to $11.10, as compared to the Offer Price. The Company management team’s projections assumed the Company would reach EBITDA margins in excess of those that management considered typical industry targets. As a result, RA Capital performed a sensitivity analysis on the discounted cash flow analysis that assumed EBITDA margins remained constant at 10% (management’s estimate of typical industry margins) for projected periods where EBITDA margins were projected by management to be greater than 10%. Using the same discount rates and terminal EBITDA multiples mentioned above, the analysis yielded an implied per share equity reference range for the Company of approximately $7.00 to $7.80, as compared to the Offer Price.

Implied Per Share Equity Reference Range
for the Company	Offer Price

$7.00 - $11.10	$8.60

Premiums Paid Analysis

Using publicly available information, RA Capital reviewed the acquisition price per share for selected acquisitions of U.S. publicly traded companies announced since January 1, 2005 with total transaction values between $50 million and $250 million, excluding companies engaged in the following industries, Banks, Diversified Financials, Insurance and Real Estate. RA Capital compared the acquisition price per share to the target’s stock price one-day and 30-days prior to the announcement of the transaction to arrive at an implied range of stock price premiums. These one-day and 30-day premiums were applied to the corresponding stock prices of the Company, using January 11, 2008 as the Company’s reference point. All premiums for the selected transactions were based on publicly available stock prices. This analysis yielded an implied per share equity reference range for the Company of approximately $9.20 to $9.70, as compared to the Offer Price.

Implied Per Share Equity Reference Range
for the Company	Offer Price

$9.20 - $9.70	$8.60

Relationship between RA Capital and the Company

In performing its services to the Company as described above, RA Capital has not entered into or assumed any agency or other fiduciary relationship with the Company, the Board, Company shareholders, or any other person.

The Company retained RA Capital pursuant to an engagement letter dated May 8, 2007, which provided for a retainer fee of $300,000, a portion of which is creditable against any transaction success fees as described below. As compensation for RA Capital’s services in connection with the Offer and the Merger, the Company agreed to pay RA Capital an aggregate fee of 2.0% of the total transaction value. RA Capital will also be entitled to a fee of $250,000 in conjunction with the rendering of its fairness opinion, with such fee creditable against any fees payable in connection with the Offer or the Merger.

In addition, regardless of whether the Offer or the Merger is consummated, the Company has agreed to reimburse RA Capital for reasonable out-of-pocket expenses RA Capital incurs in connection with the Offer or the Merger or otherwise arising out of its retention under the engagement letter. The Company has also agreed to indemnify RA Capital and certain related persons against certain expenses and liabilities, including certain liabilities under the federal securities laws arising out of its engagement, the Offer or the Merger.

(c)	Intent to Tender

To the Company’s knowledge, each of its executive officers, directors, affiliates and subsidiaries, who own Shares currently intend to tender to Purchaser in the Offer all of the Shares held of record or beneficially owned by them. As described above in Item 3, concurrently with the execution of the Merger Agreement, each of the directors and executive officers of the Company entered into the Stockholder Agreements, pursuant to which, among other things, the directors and executive officers have agreed to tender all of the Shares beneficially owned by them within three business days after commencement of the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated May 8, 2007 (the “RA Capital Engagement Letter”), the Special Committee, on behalf of the Company, engaged RA Capital to act as its exclusive financial advisor in connection with the determination of strategic alternatives for the Company, including a possible sale of the Company. The Company selected RA Capital based upon its experience in the valuation of businesses and their experience in connection with transactions similar to the Offer and Merger. RA Capital is a nationally recognized investment-banking firm that is engaged in providing advisory services and rendering fairness opinions in connection with mergers and acquisitions. RA Capital also provides business and securities valuations for a variety of regulatory and planning purposes, advisory services in connection with financial restructurings and private placements of debt and equity securities.

Pursuant to the terms of the RA Capital Engagement Letter, the Company agreed to pay a retainer fee of $300,000, a portion of which is creditable against any transaction success fees as described below. As compensation for RA Capital’s services in connection with the Offer and the Merger, the Company agreed to pay RA Capital an aggregate fee of 2.0% of the total transaction value. RA Capital will also be entitled to a fee of $250,000 in conjunction with the rendering of its fairness opinion, with such fee creditable against any fees payable in connection with the Offer or the Merger.

In addition, regardless of whether the Offer or the Merger is consummated, the Company has agreed to reimburse RA Capital for reasonable out-of-pocket expenses RA Capital incurs in connection with the Offer or the Merger or otherwise arising out of its retention under the RA Capital Engagement Letter. The Company has also agreed to indemnify RA Capital and certain related persons against certain expenses and liabilities, including certain liabilities under the federal securities laws arising out of its engagement, the Offer or the Merger.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer or the Merger, except that solicitations or recommendations may be made by directors, officers or employers of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

During the past sixty (60) days, no transactions in Shares have been effected by the Company or, to the Company’s knowledge, by any executive officer, director or affiliate of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Statement, as of the date of this Statement the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

(b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8.	Additional Information.

Section 14(f) Information Statement

In the event Purchaser designates, in accordance with the terms of the Merger Agreement and as described in Item 3 above, certain persons to be appointed to the Board, other than at a meeting of the Company’s shareholders, an Information Statement, as required pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act (the “Information Statement”), will be furnished to the shareholders of the Company. The Information Statement will be provided to shareholders at least ten (10) days prior to the date any such person takes office as a director on the Board.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, a number of newly-issued Shares that, when added to the number of Shares owned directly or indirectly by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that would be outstanding on a fully diluted basis immediately after the issuance of Shares pursuant to the Top-Up Option.

The Top-Up Option may be exercised only after the purchase of and payment for Shares by Parent or Purchaser resulting in Parent and Purchaser owning beneficially at least 70% of the outstanding Shares. The Top-Up Option shall not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

Amendment to Rights Agreement

In connection with and prior to the execution of the Merger Agreement, the Board approved a Second Amendment (the “Amendment”) to the Rights Agreement, dated August 18, 2004, as amended on March 16, 2005, between the Company and Computershare Trust Company, N.A., formerly known as EquiServe Trust Company, N.A., as rights agent (the “Rights Agreement”). The Amendment, among other things, renders the Rights Agreement inapplicable to the Stockholder Agreements, the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified by reference to the Amendment, a copy of which is filed as Exhibit (e)(5) to this Statement and is incorporated herein by reference.

General Corporation Law of the State of Delaware

The Company is incorporated under the laws of the State of Delaware and is subject to the DGCL. The following is a brief description of certain aspects of the DGCL applicable to the transactions contemplated by the Merger Agreement.

Vote Required to Approve the Merger and DGCL Section 253

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires at least 90% of the outstanding Shares in the Offer or otherwise, Purchaser will be able to effect a short-form merger without a vote of the Company’s shareholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to approve and adopt the

Merger Agreement. If the Offer is consummated, Purchaser will own at least a majority of the outstanding Shares and the required vote will be assured.

Appraisal Rights

No appraisal rights are available unless and until the Merger is consummated. However, if the Merger is consummated, each holder who did not tender Shares in the Offer at the Effective Time, who has neither voted in favor of the Merger nor consented thereto in writing, will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Shareholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL (“Section 262”) will have the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting shareholders will be entitled to receive payment of a fair rate of interest, if any, from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern” to be included in the appraisal process. The value so determined in any appraisal proceeding could be the same, more or less than the consideration to be paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting shareholders under the DGCL does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under the DGCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto. Shareholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three (3) years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby and has taken all appropriate action so that the restrictions on business combinations set forth in Section 203, with respect to the Company, will not be applicable to Parent and Purchaser by virtue of such actions.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day (or the following business day, if the 15th day should be a Saturday, Sunday, or legal holiday) waiting period following the receipt of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the parties withdraw their filing or the waiting period is otherwise terminated or extended by the FTC and the Antitrust Division. The Company and Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Purchaser’s purchase of Shares in the Offer and the Merger on January 18, 2008 and the required waiting period with respect to the Offer and the Merger will expire at 12:00 midnight, New York City time, on February 27, 2008, unless the parties withdraw their filing prior to that time or the waiting period is earlier terminated by the FTC and the Antitrust Division or unless the Company and Parent receive a request for additional information or documentary material (known as a “Second Request”) prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division issues a Second Request to Parent and the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days (or the following business day, if the tenth day should be a Saturday, Sunday or legal holiday) following the date on which Parent substantially complies with that request.

Forward-Looking Statements

Certain statements in this Statement represent the intentions, plans, expectations and beliefs of the Company and involve risks and uncertainties that could cause actual events to differ materially from the events described in this Statement, including risks and uncertainties related to whether the conditions to the Offer will be satisfied, and if not, whether the Offer and the Merger will be consummated, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the hospice services field or the business or prospects of the Company. The Company cautions the reader of these factors, as well as other factors described or to be described in the Company’s SEC filings with respect to the Offer.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 30, 2008 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO filed by Parent and Purchaser on January 30, 2008 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO).
(a)(1)(F)	Form of Letter to Employee Stock Purchase Plan Participants (incorporated by reference to Exhibit(a)(1)(F) to the Schedule TO).

Exhibit No.	Description

(a)(1)(G)	Form of Letter to Restricted Stock Holders under the Company’s Equity Based Compensation Plans (incorporated by reference to Exhibit(a)(1)(G) to the Schedule TO).
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit(a)(1)(H) to the Schedule TO).
(a)(2)	Letter to Shareholders from the Chief Executive Officer of the Company, dated January 30, 2008.
(a)(5)(A)	Opinion of RA Capital Advisors, LLC to the Board of Directors of the Company, dated January 14, 2008 (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(5)(B)	Form of Summary Advertisement Published in the Wall Street Journal (incorporated by reference to Exhibit(a)(1)(J) to the Schedule TO filed by Odyssey and the Purchaser on January 30, 2008).
(e)(1)	Agreement and Plan of Merger, dated as of January 15, 2008, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 15, 2008).
(e)(2)	Amended Annual Report on Form 10-K/A for the fiscal year ended September 30, 2007, filed with the SEC on January 25, 2008 (File No. 000-50118).
(e)(2)(A)	Amended and Restated Management Agreement, dated as of August 23, 2006, by and between VistaCare, Inc. and Richard R. Slager.
(e)(2)(B)	Management Agreement, dated March 24, 2006, by and between VistaCare, Inc. and Henry L. Hirvela.
(e)(2)(C)	Management Agreement, dated as of October 9, 2002, by and between VistaCare, Inc. and Stephen Lewis.
(e)(2)(D)	Management Agreement, dated May 31, 2006, by and between VistaCare, Inc. and James T. Robinson.
(e)(2)(E)	Management Agreement, dated as of June 24, 2005, by and between VistaCare, Inc. and John Crisci.
(e)(2)(F)	Management Agreement, dated as of August 29, 2006, by and between VistaCare, Inc. and Roseanne Berry.
(e)(2)(G)	Change in Control Severance Agreement, dated as of May 22, 2007, by and between VistaCare, Inc. and Charlene Ross.
(e)(2)(H)	Change in Control Severance Agreement, dated as of May 22, 2007, by and between VistaCare, Inc. and Jessica Hood.
(e)(2)(I)	Change in Control Severance Agreement, dated as of May 22, 2007, by and between VistaCare, Inc. and Sharon Sheets.
(e)(3)	Form of Stockholder Agreement, dated January 15, 2008, among Parent, Purchaser and each of the following directors and executive officers of the Company: Richard R. Slager, John Crisci, Henry Hirvela, James T. Robinson, Stephen Lewis, Roseanne Berry, James C. Crews, Jon M. Donnell, Perry G. Fine, M.D., Jack A. Henry, Geneva B. Johnson, Pete A. Klisares and Brian S. Tyler (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on January 15, 2008).
(e)(4)	Confidentiality Agreement, dated as of July 25, 2007, between the Company and Odyssey HealthCare, Inc., the sole shareholder of Parent.
(e)(5)	Second Amendment to Rights Agreement, dated as of January 15, 2008, between the Company and Computershare Trust Company, N.A., formerly known as EquiServe Trust Company, N.A.
(g)	None.
(h)	None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTACARE, INC.

By:	/s/ Richard R. Slager
Name:     Richard R. Slager

Title:	Chief Executive Officer

Dated: January 30, 2008

ANNEX I

12340 El Camino Real, Suite 450	Main: 858 704 3200
San Diego, California 92130	Fax: 858 704 3201
www.raca.com

January 14, 2008

Board of Directors
VistaCare, Inc.
4800 N. Scottsdale Rd., Ste. 5000
Scottsdale, AZ 85251

Dear Madam and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, of the Transaction Consideration (as defined below) that the holders of common stock, par value $0.01 per share (each, a “Share” and, collectively, the “Shares”) of VistaCare, Inc. (the “Company”) will be entitled to receive pursuant to the Tender Offer (as defined below), or at the effective time of the Merger (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), by and among Odyssey Healthcare, Inc. (“Parent”), Merger Sub (“Sub”), a wholly-owned subsidiary of Parent, and the Company. The Agreement provides, among other things that, (i) Sub shall promptly commence a tender offer (the “Tender Offer”) to purchase all of the outstanding Shares of the Company, and (ii) following the completion of the Tender Offer, at the effective time of the Merger, Sub shall be merged with and into the Company, the separate existence of Sub shall thereupon cease (the “Merger”), and the Company shall continue as a subsidiary of Parent. The Tender Offer and Merger are collectively referred to herein as the “Transaction.” Upon acceptance of Shares pursuant to the Tender Offer or at the effective time of the Merger, each Share shall be exchanged for cash equal in amount to the Transaction Consideration. The “Transaction Consideration” shall mean $8.60 per Share in cash, without interest.

RA Capital Advisors LLC, as part of its investment banking business, routinely performs financial analyses with respect to businesses and their securities in connection with mergers and acquisitions. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Agreement, although in so acting we have not entered into an agency or other fiduciary relationship with the Company, its Board of Directors or stockholders, or any other person. We expect to receive fees for our services in connection with the Transaction, substantially all of which fees are contingent upon the consummation of the Transaction, and we will receive a fee for rendering this opinion, which fee is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for our reasonable out-of-pocket expenses and indemnify us against certain liabilities and other items arising out of our engagement.

In connection with our opinion, we have reviewed, among other information we deemed relevant, the financial terms and conditions of a draft of the Agreement dated January 14, 2008; the annual reports on Form 10-K of the Company for the years ended September 30, 2006 and September 30, 2007; certain quarterly reports on Form 10-Q of the Company; certain internal financial and operating analyses and forecasts for the Company prepared by the management of the Company, which the management of the Company has advised us are reasonable (the “Forecasts”); and certain publicly available research analyst reports of the Company. We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits and challenges of, the Transaction contemplated by the Agreement, and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company to similar information for certain other companies with publicly traded securities; reviewed, to the extent publicly available, financial terms of certain recent business combinations of companies that we deemed to

A-I-1

Board of Directors
VistaCare, Inc.
4800 N. Scottsdale Rd., Ste. 5000
Scottsdale, AZ 85251

be comparable, in whole or in part, to the Transaction; and reviewed other information and performed such other studies and analyses as we deemed relevant. This opinion was approved by our fairness opinion committee.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial, accounting and other information that was publicly available or was furnished to us by the Company or its management, or otherwise reviewed by us, and we have not assumed any responsibility or liability therefore. In relying on financial analyses and Forecasts provided to us, we have assumed, with your consent that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company. We further have assumed that all material consents and approvals, including the consent of the Company’s stockholders, will be obtained, the Tender Offer, Merger and other transactions contemplated by the Agreement will be consummated as set forth in the Agreement, and the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our opinion addresses only the fairness, from a financial point of view, to the holders of Shares of the Transaction Consideration to be paid in the Transaction and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including the fairness of the amount or nature of the compensation from the Transaction to the Company’s officers, directors or employees, or other class of such persons, relative to the compensation to the public stockholders of the Company. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist, and can be evaluated, on the date hereof. Our opinion does not address the relative merits of the Transaction contemplated by the Agreement as compared to any alternative business transaction that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the transactions contemplated by the Agreement.

The opinion expressed herein is provided for the information and assistance of the Board of Directors and the Special Committee (as defined in the Agreement) of the Company in connection with its consideration of the transactions contemplated by the Agreement, and this opinion does not constitute a recommendation as to how any holder of Shares should vote or act with respect to any matters relating to the proposed Transaction and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any tender offer materials or related documents, nor shall this letter be used or relied upon for any other purposes, without our prior written consent, which consent shall not be unreasonably withheld. It should be noted that, although subsequent developments may affect this opinion, we do not have an obligation to update, revise or reaffirm this opinion.

On the basis of, and subject to the foregoing, it is our opinion as of the date hereof, that the Transaction Consideration in the proposed Transaction is fair, from a financial point of view, to the holders of the Shares.

Very truly yours,

/s/  RA Capital Advisors LLC
RA Capital Advisors LLC

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